Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, New York 10004

VIA EDGAR

October 20, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ameen Hamady and Wilson Lee

Re:	Western Acquisition Ventures Corp. Registration Statement on Form S-1 Filed July 13, 2021 CIK No. 0001868419

Dear Ameen Hamady and Wilson Lee:

Western Acquisition Ventures Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 6, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted confidentially to the Commission on July 13, 2021 (the “Registration Statement”). For the Staff’s convenience, the Company has repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Draft Registration Statement on Form S-1 confidentially submitted July 13, 2021

Capitalization, page 74

1.	We note that you are offering 15,000,000 shares of common stock as part of your initial public offering of units, but only show 14,644,791 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 15,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

In making its accounting conclusion, the Company considered ASC 480-10-S99-3A, which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable: (1) at a fixed or determinable price on a fixed or determinable date; (2) at the option of the holder; or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Based on further analysis, the Company now believes the treatment presented in the DRS is incorrect and has revised the Registration Statement accordingly.

The Company’s common stock shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, common stock shares are subject to possible redemption are presented in the Registration Statement at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company thanks the Staff for its review of the foregoing. If you have further comments, please feel free to contact to the Company’s counsel, Marc Hauser, at mhauser@reedsmith.com or by telephone at (415) 659-4814.

Sincerely,

/s/ Stephen Christoffersen
Stephen Christoffersen Chief Executive Officer
Western Acquisition Ventures Corp.

cc:

Marc Hauser, Esq.

Ari Edelman, Esq.

Reed Smith LLP